Exhibit 2.3

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

PURCHASE AGREEMENT

by and among

1-800 CONTACTS, INC.

and

CLEARLAB INTERNATIONAL, PTE. LTD.

on the one part

and

MI GWANG CONTACT LENS CO., LTD

and

CLEARLAB SG PTE LTD

on the other part

May 25, 2007

i

(c)	Transition	18
(d)	Third Party Consents	18
(e)	Financial and Operational Information	19

7.	Conditions to Obligations to Close	19
(a)	Conditions to Mi Gwang’s Obligation	19
(b)	Conditions to Contacts’ Obligation	21

8.	Remedies for Breaches of this Agreement	22
(a)	Survival of Representations and Warranties	22
(b)	Indemnification Provisions for Mi Gwang’s Benefit	22
(c)	Indemnification Provisions for Contacts’ Benefit	23
(d)	Matters Involving Third Parties	23
(e)	Determination of Indemnification Amount	24
(f)	Limitations on Indemnification Obligations	24
(g)	Exclusive Remedy/Disclaimer	24

9.	Termination	25
(a)	Term and Termination of Agreement	25
(b)	Effect of Termination	26
(c)	Break-up Fee	26

10.	Miscellaneous	26
(a)	Mediation and Arbitration	26
(b)	Force Majeure	27
(c)	Succession and Assignment	27
(d)	No Third Party Beneficiaries	27
(e)	Waiver	27
(f)	Governing Law	28
(g)	Unenforceable Provisions	28
(h)	Relationship Between the Parties	28
(i)	Entire Agreement; Amendments	28
(j)	Further Action	28
(k)	Notices	28
(l)	Notice of Possible Delays	29
(m)	Public Announcements	29
(n)	Confidentiality	30
(o)	Transaction Fees	30
(p)	Headings	30
(q)	Incorporation of Exhibits and Schedules	30
(r)	Counterparts and Facsimile Signatures	30

ii

Exhibits/Schedules

Exhibit A-1	Real Property
Exhibit A-2	Tangible Personal Property
Exhibit A-3	ClearLab Intellectual Property
Exhibit A-4	IP Licenses and Sublicenses
Exhibit A-5	Dual-Use Know How
Exhibit B	Allocation of Purchase Price
Exhibit C	Financial Statements
Exhibit D	Reimbursement Agreement
Exhibit E	ClearLab Debt and Capital Lease Obligations
Exhibit F	Operating Lease Agreement
Exhibit G	Supply Agreement
Exhibit H	Form of Transfer Document
Exhibit I	Confidentiality and Non-Competition Agreement
Exhibit J	Escrow Agreements
Exhibit K	Form of Consent of Assignment of Confidentiality and Non-Competition Obligations

Schedule 1	Permits
Schedule 2	Working Capital
Schedule 3	Organizational Chart
Schedule 4	Korean Governmental Requirements
Schedule 5	Representations & Warranties by Contacts Parties

Disclosure
Schedules	Exceptions to Representations and Warranties

iii

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (together with all exhibits and schedules attached hereto, this “Agreement”) is made and entered into as of the 25th day of May, 2007, by and among CLEARLAB SG, PTE. LTD a wholly-owned subsidiary of MI GWANG CONTACT LENS CO., LTD., a Korean corporation, having an address at 116-2 Hyub Suk Lee, Nam Chun Myun, Kyung-San City, Kyung Buk, South Korea (collectively, “Mi Gwang”), MI GWANG CONTACT LENS CO., LTD., as guarantor to all obligations of CLEARLAB SG, PTE. LTD hereunder, 1-800 CONTACTS, INC., a Delaware corporation, having an address at 66 East Wadsworth Park Drive, Draper, Utah 84020 (“Contacts”) and CLEARLAB INTERNATIONAL, PTE. LTD (Company registration no.: 200202219W), a Singapore corporation, having an address at 139 Joo Seng Road #01-01, Singapore 368362 (“ClearLab”).  Contacts and ClearLab shall be referred to herein collectively as the “Contacts Parties”.

WITNESSETH

WHEREAS, ClearLab owns (i) all of the outstanding capital stock of CLEARLAB EUROPE LTD., an England and Wales domiciled company (“ClearLab Europe”), and (ii) the Singapore Facility (as defined below) and certain tangible personal property and intellectual property rights relating to the Singapore Facility);

WHEREAS, Contacts owns (i) all of the outstanding capital stock of SHAYNA LTD., an England and Wales domiciled company (“Shayna”), which owns all of the outstanding capital stock of CLEARLAB UK LTD., formerly named VisionTec, an England and Wales domiciled manufacturing company (“ClearLab UK”), and (ii) certain intellectual property rights relating to the business of ClearLab; and

WHEREAS, Mi Gwang wishes to acquire (i) the Singapore Facility and certain tangible property and assets and intellectual property rights owned by ClearLab, (ii) certain intellectual property rights owned by Contacts, (iii) all of the outstanding capital stock of ClearLab Europe and Shayna, and the Contacts Parties are willing to sell to Mi Gwang such assets pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the above premises and the covenants contained herein, as well as other good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             Definitions.

“Acquired Assets” means

(1) all of ClearLab’s right, title, and interest in and to

(a) the real property relating to the Singapore Facility subject to the real property leases and/or agreements to lease, as listed on Exhibit A-1, together with all improvements, fixtures, and fittings thereon, and easements, rights-of-way, and other appurtenants thereto (such as appurtenant rights in and to public streets);

(b) all tangible property and fixed assets relating to the Singapore Facility and the Business (including but not limited to machinery, equipment, inventories, supplies, parts, furniture, vehicles, and customer lists), as listed on Exhibit A-2), as well as any Production and Business Records, software relating to such personal property and assets, and the licenses and modifications thereto pertaining to ClearLab and ClearLab UK;

(c) all inventory stored at the Singapore Facility, including all inventory of raw materials, work in progress, and finished goods ready for sale;

(d) all ClearLab trade receivables and other current assets (defined as trade receivables, prepayments, and other assets);

(e) certain Intellectual Property relating to the products produced at the Singapore Facility, including certain trademarks and trade names, as listed on Exhibit A-3, and all goodwill associated therewith; and licenses and sublicenses granted and obtained with respect thereto as listed on Exhibit A-4, and rights thereunder, remedies against infringement thereof, and rights to protection of interests therein as such interests presently exist under Singapore Law, but excluding any and all intellectual property relating to the Flat Pack Technology; and

(f)  ClearLab’s rights under existing supply, distribution, and other agreements relating to the Business;

(2) all know-how related to the manufacture of all spin-cast contact lenses and all cast-molded contact lenses commercially produced by ClearLab at the Singapore Facility prior to Closing (but specifically excluding any and all know how pertaining to the Flat Pack Technology);

(3) a [***] interest in the Dual-Use Know-How as described in Exhibit A-5;

(4) the outstanding capital stock of ClearLab Europe, all of which is owned by ClearLab; and

(5) the outstanding capital stock of Shayna, all of which is owned by Contacts (Shayna owns all of the outstanding capital stock of ClearLab UK).

“Affiliate” means any entity that directly or indirectly controls, is controlled by, or is under common control with a party to this Agreement, and for such purpose “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management or the policies of the entity, whether through the ownership of voting securities, by contract, or otherwise.  The direct or indirect ownership of at least fifty percent (50%) or, if smaller, the maximum allowed by applicable law, of the voting securities of a business entity or an interest in the assets, profits, or earnings of a business entity shall be deemed to constitute control of the business entity.

“Assumed Liabilities” means all liabilities and obligations of the Contacts Parties existing at or arising after the Closing Date related to the Acquired Assets (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including,

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

without limitation, (a) all liabilities of Contacts Parties for transfer, sales, use, and other non-Income Taxes arising in connection with the consummation of the transactions contemplated hereby; (b) all liabilities and obligations of the Contacts Parties under the agreements, contracts, leases, licenses, and other arrangements referred to in the definition of Acquired Assets; (c) all liabilities and obligations for trade payables, accrued liabilities and working capital related to the manufacturing operations at the Singapore Facility (but specifically excluding any and all liabilities and obligations pertaining to the Flat Pack Technology and the current Menicon license agreement referred to in sub-clause (v) of the definition of “Excluded Assets”); (d) all liabilities and payment and royalty obligations of the Contacts Parties or their Affiliates related to the sale of products manufactured at the Singapore Facility, and the sale of inventory acquired under the Agreement, (e) all liabilities and obligations of ClearLab and the ClearLab EU Parties for employment contracts and all ongoing liabilities and obligations to employees of ClearLab and the ClearLab EU Parties; (excluding, however, the employment agreements for the Excluded Employees, all of whom are associated with Contacts’ Flat Pack Technology), (f) all liabilities and obligations of ClearLab under existing supply agreements, employment agreements, research and development agreements, manufacturing agreements, consulting agreements, license agreements, and all other agreements related to the Business, including all liabilities and obligations under the consultancy agreement entered into by Clearlab Ltd with Dr. Alan Cooke dated April 1, 2006, for consultancy services in connection with the operation of the Plymouth Facilities, and (g) all other liabilities and obligations of the Contacts Parties related to the Acquired Assets set forth in the Disclosure Schedule; provided, however, that Assumed Liabilities shall not include Retained Liabilities.

“Authority” means any relevant governmental, regulatory or administrative body, agency, subdivision or authority, any court of judicial authority, any public, private or industry regulatory authority, whether national, federal, state, local or otherwise of the United States, Singapore, England, South Korea or elsewhere, or any person lawfully empowered by any of the foregoing to enforce or seek compliance with any Regulation applicable to any of the parties hereto.

“Business” means the business comprising the manufacture and supply of contact lenses and other related businesses and activities as carried on by Clearlab in and through the Singapore Facility and the marketing and other business activities carried on by ClearLab Europe, and includes the carrying out of all ancillary activities relevant thereto.  The term “Business” specifically excludes (i) all research, development, manufacturing, and other activity relating to the Flat Pack Technology and (ii) all intellectual property other than that specifically referenced and identified in Sections 1(e), 2, and 3 of the definition of “Acquired Assets.”

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Salt Lake City, Utah, U.S.A., Singapore, and in Kyung-San City, South Korea.

“Claim” means any claim, lawsuit, demand, suit, inquiry made, hearing, investigation, notice of a violation, litigation, proceeding, arbitration, or other dispute, whether civil, criminal, administrative or otherwise.

“ClearLab” has the meaning set forth in the preface above.

“ClearLab Europe” has the meaning set forth in the preface above.

“ClearLab EU Parties” means ClearLab Europe, Shayna and ClearLab UK.

“ClearLab UK” has the meaning set forth in the preface above.

“Closing” has the meaning set forth in Section 2(e) below.

“Closing Date” has the meaning set forth in Section 2(e) below.

“Closing Net Working Capital” means the current Acquired Assets minus the current Assumed Liabilities, determined in accordance with Schedule 2.

“Code” means the Internal United States Revenue Code of 1986, as amended.

“Confidential Information” means all proprietary information of Mi Gwang, the Contacts Parties, and their respective Affiliates regarding the Acquired Assets and the undertakings of this Agreement, as well as any confidential and proprietary information concerning any party or any of its Affiliates, furnished to it by any other party or such other party’s representatives in connection with this Agreement, and any contract contemplated hereby or the transactions contemplated hereby and thereby, except for such information that is (i) previously known by a party receiving such information, (ii) in the public domain (either prior to or after the furnishing of such information hereunder) through no fault of such recipient party, (iii) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such information confidential, (iv) required to be disclosed in a judicial or administrative proceeding, (v) required to be disclosed pursuant to a law, court order, or other governmental regulation, or (vi) disclosed in an action or proceeding brought by a party in pursuit of its rights or in the exercise of its remedies hereunder.

“Consent” means any approval, authorization, consent, ratification, waiver, exemption or variance by or on behalf of any Person other than a party hereto.

“Contacts” has the meaning set forth in the preface above.

“Contacts Parties” has the meaning set forth in the preface above.

“Disclosure Schedule” has the meaning set forth in Section 3 below.

“Dollars” or “$” means U.S. Dollars.

“Dual-Use Know-How” means that specific know-how, information, data and proprietary rights which is more particularly set forth on Exhibit A-5.

“Excluded Assets” means all assets owned, licensed or controlled by the Contacts Parties not expressly set forth in the definition of Acquired Assets and the exhibits made a part thereof.  The Excluded Assets include, but are not limited to, (i) the GST receivable relating to transfer of equipment from ClearLab UK to the Singapore Facility; (ii) all right, title, and interest in and to the name “AquaSoft” and all associated logos, trademarks, service marks, graphics, trade dress, and related materials; (iii) all cash and cash equivalents held by the Contacts Parties, ClearLab UK, ClearLab Europe, or Shayna; (iv) all proceeds from the sale of equipment held by ClearLab UK which is not included on Exhibit A-2 (provided, however, that such proceeds may, upon the mutual agreement of the Parties, be used to offset any Reimbursable Liabilities); and (v) that certain license agreement between 1-800 CONTACTS, Inc., ClearLab International Pte Ltd., and Menicon Co. Ltd. dated December 11, 2004.

“Excluded Employees” means Stephen D. Newman, Joaanne Marie Tracey, Trevor Glasbey, James John Newman, Leo Suharto, Patricia Yip Lai Peng, Yvonee Kim Li Chen, Woo Mui Kwee, Valerie Ngu Lang Fern, and Pearlyn Xu Yilin.

“Flat Pack Technology” means all technology relating to the “Flat Pack Patents” (as defined in Exhibit I hereto).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Income Tax” means any federal, state, local, or foreign tax based on or measured by reference to net income including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

“Indemnified Party” has the meaning set forth in Section 8(d) below.

“Indemnifying Party” has the meaning set forth in Section 8(d) below.

“Intellectual Property Rights” means all and any intellectual property rights which are necessary for the operation of the Business at Closing and which are owned by Clearlab, as specifically identified in Sections 1(e), 2, and 3 of the definition of “Acquired Assets.  “Intellectual Property Rights” specifically excludes all right, title, interest, and know-how relating to the Flat Pack Technology and the Flat Pack Patents.  “Knowledge” means actual knowledge without independent investigation.  “Know”, “known” and other derivatives thereof shall have corresponding meanings.

“Leasehold Property” means the Singapore Facility and “Leasehold Interest” means all rights, title and interest in and to the Leasehold Property that may be vested in ClearLab, including those arising pursuant to the Building Agreement dated September 1, 1995, entered into between the Housing and Development Board of Singapore and ClearLab.

“Lien” means (i) any security interest, lien, charge, mortgage, deed, assignment, pledge, hypothecation, encumbrance, easement, restriction or interest of a Person of any kind or nature, or (ii) any conditional sale contract, title retention contract or other contract to give any of the foregoing.

“Losses” means all liabilities of every kind and nature, including, without limitation, all fines, fees, losses, costs, Claims, judgments, awards, damages, penalties or expenses (including, without limitation, reasonable attorneys’ fees and expenses and costs of investigation and litigation), and all expenditures or expenses incurred to cover, remedy or rectify such Losses.

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be materially adverse to the Acquired Assets, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of Contacts, (2) national or international political or social conditions, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in United States generally accepted accounting principles, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (6) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, (b) any existing event, occurrence, or circumstance with respect to which Mi Gwang has knowledge or reasonably should have had knowledge as of the date of execution of this Agreement, and (c) any adverse change in or effect on the business of Contacts that is cured by Contacts before the earlier of (1) the Closing Date, and (2) the date on which this Agreement is terminated pursuant to Section 9 hereof.

“Mi Gwang” has the meaning set forth in the preface above, and shall also include an Affiliate of Mi Gwang acceptable to the Contacts Parties.

“Mi Gwang Shares” has the meaning set forth in Section 2(c) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Permits” means all concessions, permits, licenses, authorizations, approvals, certificates, registrations and Consents of the Contacts Parties with respect to the Acquired Assets and/or their respective use and exploitation, including, but not limited to (i) any permits from any Authority or laws of any U.S., United Kingdom, Singapore, South Korea or other foreign Authority having jurisdiction over the Contacts Parties and their assets and operations, and (ii) any ISO certifications, CE certifications, manufacturing approvals, approvals and certifications given by the FDA and any similar Authority in the United Kingdom, Singapore, South Korea or other jurisdictions.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Plymouth Facilities” means the real property, the improvements constructed on such real property and all furnishings and fixtures included in such improvements located at the premises of Clearlab UK in Plymouth, U.K.

“Production and Business Records” means originals or true and accurate reproductions of all applicable and available production records, accounts, books, and ledgers of Clearlab which relate to ClearLab, the Acquired Assets, and the Business, all lists, data and particulars of suppliers, clients and customers; price lists; records of relevant Intellectual Property rights and related documentation; sales and publicity materials; and all other documents relating to the Business in whatever form (electronic, digital or otherwise), and in whatever medium so held, as the Purchaser may reasonably require to enable the Mi Gwang to carry on the Business in succession to the Contacts Parties;

“Purchase Price” has the meaning set forth in Section 2(c) below.

“Regulation” means any law, statute, regulation, treaty, code, ordinance, decree, ruling, rule, administered or enforced by or on behalf of any Authority, and the Certificate or Articles of Incorporation and Bylaws of the respective corporate parties hereto.

“Reimbursable Liabilities” shall mean those specific costs, liabilities, and obligations of the Contacts Parties and the ClearLab EU Parties which will be reimbursed by the Contacts Parties pursuant to, and are particularly set forth in, a Reimbursement Agreement in form and content as set forth on Exhibit D hereto.

“Retained Liabilities” shall mean (a) ClearLab’s existing debt and capital lease obligations as particularly set forth in Exhibit E hereto, which shall be repaid by the Contacts Parties prior to, at, or immediately following the Closing pursuant to Section 5(k) hereto; (b) product liability claims related to contact lens products manufactured by the Contacts Parties prior to Closing; and (c) employment-related claims arising solely out of the actions of the Contacts Parties prior to Closing.

“Singapore Facility” means all of ClearLab’s leasehold interest located at 139 Joo Seng Road, Singapore 368362, all improvements constructed on such leasehold interest, and all furnishings and fixtures included in such improvements.

“Shayna” has the meaning set forth in the preface above.

“Target Net Working Capital” means U.S. $10,380,000, as determined in accordance with Schedule 2.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, when computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 8(d) below.

2.             Basic Transaction.

(a)           Purchase and Sale of Acquired Assets.  On and subject to the terms and conditions of this Agreement, Mi Gwang agrees to purchase from the Contacts Parties, and the Contacts Parties agree to sell, transfer, convey, and deliver to Mi Gwang, all of their rights, title, and interest in and to the Acquired Assets at the Closing for the consideration specified below in this Section 2.  The purchase and sale of the Acquired Assets shall not include the purchase and sale of the Excluded Assets.

(b)           Assumption of Liabilities.  On and subject to the terms and conditions of this Agreement, Mi Gwang agrees to assume and become responsible for all of the Assumed Liabilities at the Closing.  Mi Gwang will not assume or have any responsibility, however, with respect to Retained Liabilities.  Mi Gwang shall assume the Reimbursable Liabilities, but the Contacts Parties shall fully reimburse Mi Gwang for all amounts actually paid by Mi Gwang to satisfy the Reimbursable Liabilities, and such reimbursement obligation shall not be subject to the indemnity limitations set forth in Section 8(f) herein.

(c)           Purchase Price.  Mi Gwang agrees to pay to the Contacts Parties the following consideration for the Acquired Assets (collectively, the “Purchase Price”):

(i)            A one-time nonrefundable payment of Nine Million U.S. Dollars (U.S. $9,000,000.00), payable by wire transfer or delivery of other immediately available funds, to be delivered as follows:

(1)           One Million U.S. Dollars (U.S. $1,000,000) which Mi Gwang has placed into an escrow arrangement, as more fully set forth in Section 9(c) of this Agreement; and

(2)           No later than ten days prior to the Closing Date, Mi Gwang shall wire an additional Eight Million U.S. Dollars (U.S. $8,000,000) U.S. to the Contacts Parties;

(ii)           A one-time nonrefundable transfer of Six Million Five Hundred Thousand U.S. Dollars (U.S. $6,500,000) in MI GWANG CONTACT LENS CO., LTD.capital stock (the “Mi Gwang Shares”) issued at a price equal to the average closing price per share as quoted on the Korea Stock Exchange during the twenty (20) trading day period immediately preceding (but not including) the Closing Date.  All Mi Gwang Shares shall be issued and registered pursuant to section 5(c) herein.  Evidence of the registration of such Mi Gwang Shares shall be delivered upon Closing or as soon thereafter as reasonably practicable, but in no event later than July 15, 2007.

(d)         Post-Closing Adjustment.

(i)            Subsequent to Closing, the Contacts Parties shall prepare a statement of Closing Net Working Capital consistent with the format found in Schedule 2 and with ClearLab’s historical accounting practices.  A difference between the Closing Net Working

Capital and the Target Net Working Capital of more than five percent (5%) shall be referred to in this Section 2(d) as the “Post-Closing Adjustment”.

(1)           If the Post-Closing Adjustment is in favor of Mi Gwang, Mi Gwang shall submit the Closing Statement along with its calculation of the Post-Closing Adjustment to the Contacts Parties and if the Contacts Parties do not object to the amount of the Post-Closing Adjustment within twenty (20) days of receipt thereof, the Contacts Parties shall collectively pay to Mi Gwang an amount equal to 100% of the Post-Closing Adjustment not later than thirty (30) days following receipt of the Closing Statement, together with interest thereon from the Closing Date to the date of payment at a rate of eight percent (8%) per annum.  Such payment shall be payable in Mi Gwang Shares (as determined according to value as of the Closing Date).

(2)           If a Post-Closing Adjustment is applicable in favor of the Contacts Parties, the Contacts Parties shall submit the Closing Statement along with their calculation of the Post-Closing Adjustment to Mi Gwang and if Mi Gwang does not object to the amount of the Post-Closing Adjustment within twenty (20) days of receipt thereof, Mi Gwang shall pay to the Contacts Parties an amount equal to 100% of the Post-Closing Adjustment, not later than thirty (30) days following receipt of the Closing Statement, together with interest thereon from the Closing Date to the date of payment at a rate of eight percent (8%) per annum, payable in cash.

(ii)           If either party objects to the Post-Closing Adjustment, such party shall notify the other within thirty (30) days following receipt thereof, setting forth in specific detail the basis for their objection and their proposal for any adjustments to the Post-Closing Adjustment.  Mi Gwang and the Contacts Parties shall use their good faith efforts to reach agreement as to any such proposed adjustment or whether such adjustment is necessary.  If agreement is reached as to all proposed further adjustments or to the effect that no adjustments are necessary, the parties shall make such adjustments, if any, and the Post-Closing Adjustment, if any, shall be based thereon and the applicable party shall promptly pay the amount of the Post-Closing Adjustment to the other not later than ten (10) days after reaching such agreement.  In the event that a portion of the Post-Closing Adjustment is agreed to by the parties, the amount so agreed upon shall be paid within such thirty (30) day period.  If Mi Gwang and the Contacts Parties are unable to reach agreement within thirty (30) days, then the parties shall submit the matter to mediation and arbitration in accordance with Section 10(b) hereof and the arbitrator shall review the proposed adjustments and shall make a determination as to the proposed adjustments, if any, and he or she shall cause the Post-Closing Adjustment to be properly prepared in accordance with the provisions of this Agreement.  All resolutions shall represent either agreement with the positions taken by Mi Gwang or the Contacts Parties or a compromise between such positions.  The determination of the arbitrator shall be final, conclusive and binding upon Mi Gwang and the Contacts Parties.  Thereafter, if the arbitrator determines that an amount is owed by one party to the other, the liable party shall pay to the other, no later than ten (10) days thereafter, an amount equal to the Post-Closing Adjustment as determined by the arbitrator, together with interest thereon from the Closing Date to the date of payment at a rate of eight percent (8%) per annum.  Mi Gwang or the Contact Parties, as the case may be, shall pay the costs of the arbitration, depending on which party’s calculation of the Post-Closing Adjustment is further from the Post-Closing Adjustment determined by the arbitrator.

(e)           The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the headquarters of MI GWANG CONTACT LENS CO., LTD. in Korea, commencing at 9:00 a.m. local time on the Business Day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other date and location as the parties may mutually determine in writing (the “Closing Date”); provided, however, that the Closing Date shall be no later than June 30, 2007.

(f)            Deliveries at the Closing.  At the Closing, (i) Contacts (for the Contacts Parties) shall deliver to Mi Gwang the various certificates, instruments, and documents referred to in Section 7(a) below; (ii) Mi Gwang shall deliver to Contacts (for the Contacts Parties) the various certificates, instruments, and documents referred to in Section 7(b) below; (iii) Mi Gwang and the Contacts Parties shall execute and deliver such other instruments of sale, transfer, conveyance, and assignment as each party’s respective counsel may reasonably request; and (iv) Mi Gwang will deliver to Contacts the consideration specified in Section 2(c) above.

(g)           Allocation.  The parties shall work together in good faith to agree upon the allocation of the Purchase Price (and all other capitalized costs) among the Acquired Assets in accordance with Code Section 1060 and the regulations thereunder within sixty (60) days after the Closing Date, whereupon said allocation shall be incorporated herein as Exhibit B.  Contacts and Mi Gwang and their Affiliates shall report, act and file Tax Returns in their respective jurisdictions in all respects and for all purposes consistent with such allocation.  Each of Mi Gwang and Contacts shall cooperate with the other in relation to the timely and proper preparation, execution, filing, and delivery of all such documents, forms and other information as the other party may reasonably request to prepare such allocation.

(h)           Remittance of Purchase Price.  All elements of the Purchase Price set forth in Sections 2(e) above are net amounts payable to the Contacts Parties without any offsets, deductions, withholdings, or otherwise for levies, taxes, duties, or similar items.  Any payments due from Mi Gwang in respect to the foregoing shall be made to the Contacts Parties by bank wire transfer to a bank account designated in writing by Contacts at least three (3) Business Days prior to the Closing.  If the transfer or the conversion into U.S. Dollars in any such instance is not lawful or possible, the payment of such shall be made by the deposit thereof, in whatever currency is allowable and acceptable by Contacts, to the credit and account of Contacts or its nominees in any commercial bank or trust company of its choice in any country or currency of its choice.  Mi Gwang shall make all payments to or among the Contacts Parties as directed by Contacts.  Mi Gwang may determine whether Mi Gwang or an Affiliate will make such payments, provided that no withholding taxes are due on such payments.

3.             The Contacts Parties’ Representations and Warranties.

  The Contacts Parties jointly and severally (except as otherwise expressly set forth herein) represent and warrant to Mi Gwang that the statements contained in this Section 3 and Schedule 5 are, to the Knowledge of the Contacts Parties as of the date of this Agreement (unless a different date is otherwise set forth herein), correct and complete in all material respects, are not misleading, and will remain, to the Knowledge of the Contacts Parties as of the Closing Date (as

though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3), correct and complete in all material respects and not misleading, except as set forth in the disclosure schedule accompanying this Agreement and initialed by Mi Gwang and the Contacts Parties (the “Disclosure Schedule”).  The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.  To the extent there is any inconsistency between the Representations and Warranties contained in this Purchase Agreement and those in the attached Schedule 5, the representations and warranties contained in this Purchase Agreement shall control.

(a)           Organization of Contacts.  Each of the Contacts Parties is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its part of its business as now being conducted.  An organizational chart showing the Contacts Parties, as well as their current relationship with ClearLab Europe, Shayna and ClearLab UK is attached hereto as Schedule 3.

(b)           Authorization of Transaction.  Each of the Contacts Parties has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of the Contacts Parties, enforceable in accordance with its terms and conditions, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally.  The execution, delivery and performance of this Agreement and all other agreements contemplated hereby will have been duly authorized by the appropriate Contacts Parties.

(c)           Title and Transfer of the Acquired Assets.  The Contacts Parties have good and marketable title to, and are the lawful owners of, the Acquired Assets.  Except as set forth in Section 3(c) of the Disclosure Schedule, the Acquired Assets, on the Closing Date, will be free and clear of any Liens.

(d)           No EDB Liability.  The Contacts Parties have no liability or obligation to pay any fees or other amounts to the Singapore Economic Development Board (the “EDB”) in connection with the IDS grant dated June 30, 2005 (“IDS Grant”), and upon transfer of the Singapore Facility to Mi Gwang, neither (i) the Contacts Parties nor (ii) Mi Gwang or its Affiliates shall have any liability or obligation to pay any fees or other amounts to the EDB.

(e)           Litigation.  Except as disclosed on in Section 3(e) of the Disclosure Schedule, (i) there are no Claims pending relating to or affecting the Contacts Parties or the Acquired Assets; and (ii) there are no facts or circumstances Known to the Contacts Parties that could reasonably be expected to give rise to any Claims that would be required to be disclosed pursuant to clause (i) above.

(f)            Financial Statements.  Attached hereto as Exhibit C are the following financial statements: (i) unaudited management prepared consolidated balance sheet and statement of income for ClearLab and the ClearLab EU Parties, as of and for the one-year period ended December 31, 2006 (the “Most Recent Fiscal Year End”), and (ii) an unaudited management prepared consolidated balance sheet and statement of income for ClearLab, and the ClearLab EU

Parties as of and for the months ended March 31, 2007 (the “Most Recent Month End”) (collectively, the “Most Recent Financial Statements”).  The Most Recent Financial Statements (without any notes thereto) have been prepared in accordance with GAAP on a consistent basis throughout the periods covered thereby, and are true, correct, and complete.

(g)           Events Subsequent to Most Recent Fiscal Year End.  Except as set forth in Section 3(g) of the Disclosure Schedule, since the Most Recent Fiscal Year End, there has not been any Material Adverse Change in the business, financial condition, operations, results of operations of the Acquired Assets.

(h)           Operation of Production Equipment.  The production equipment which the Contacts Parties have transferred or will transfer to the Singapore Facility in conjunction with this Agreement shall be capable of operating in substantially the same manner as such equipment operated in Plymouth, UK.

(i)            Additional Representations and Warranties.  Subject to the Disclosure Schedule, the Contacts Parties further jointly and severally represent and warrant to Mi Gwang that the warranties set forth in Schedule 5 are, to the Knowledge of the Contacts Parties, true and accurate in all material respects and not misleading as at the date of this Agreement and will remain, to the Knowledge of the Contacts Parties at all times up to and including the Closing Date, true and accurate in all material respects and not misleading.

(j)            Disclaimer of Other Representations and Warranties.  Except as expressly set forth in this Section 3 and Schedule 5, the Contacts Parties make no representation or warranty, express or implied, at law or in equity, in respect of any of their respective assets (including, without limitation, the Acquired Assets), liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.  Mi Gwang hereby acknowledges and agrees that, except to the extent specifically set forth in this Section 3 and Schedule 5, Mi Gwang is purchasing the Acquired Assets on an “as-is, where-is” basis.

4.             Mi Gwang’s Representations and Warranties.

  Mi Gwang represents and warrants to the Contacts Parties that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4), except as set forth in Mi Gwang’s Disclosure Schedule (“Mi Gwang Disclosure Schedule”). The Mi Gwang Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4 and initialed by the parties hereto.

(a)           Organization of Mi Gwang.  Mi Gwang is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

(b)           Authorization of Transaction.  Mi Gwang has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Mi Gwang, enforceable in accordance with its terms and conditions, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally.  The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Mi Gwang and its Board of Directors by the date of execution of this Agreement.  Mi Gwang does not require shareholder approval for execution of this Agreement.

(c)           Non-contravention.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Mi Gwang is subject or any provision of its charter, bylaws, or other governing documents, or (ii) conflict with, result in a material breach of, constitute a material default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Mi Gwang is a party or by which it is bound or to which any of its assets are subject.  Mi Gwang must give limited notice to, make filings with, and/or obtain certain authorization, consent, and/or approval of certain government or governmental agencies in order for the parties to consummate the transactions contemplated by this Agreement.  Such requirements are fully described in Schedule 4 herein.

(d)           Brokers’ Fees.  Except as set forth in Section 4(d) of the Disclosure Schedule, Mi Gwang has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e)           Financial Ability.  Mi Gwang has the financial ability to perform its obligations under this Agreement.

(f)            Mi Gwang Shares.  The Mi Gwang Shares delivered to the Contacts Parties at the Closing as part of the Purchase Price shall be duly authorized, validly issued, validly registered, duly paid and non-assessable and free of all liens and encumbrances, except for applicable securities law restrictions, and shall, after expiration of the restriction period set forth in Section 7(b)(iii), be available for immediate resale (subject to applicable Korean laws and regulations).

(g)           Korean Government Requirements.  Mi Gwang has applied or will apply for and will receive, prior to the Closing Date, all necessary applications, requirements as described in section 4 (c) and Schedule 4 herein.

5.             Pre-Closing Covenants.

  The parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

(a)           General.  The parties hereto will use their commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including such steps as may be prudent or necessary for the timely transfer of the Acquired Assets to Mi Gwang, and the satisfaction, but not waiver, of the Closing conditions set forth in Section 7 below).

(b)           Notices and Consents.  The parties hereto will give any Notices to third parties, and will use their reasonable best efforts to obtain any Consents necessary to effect this transaction as set forth in Section 7(a)(iv).

(c)           Achievement of Milestones.  Mi Gwang shall receive board of director and shareholder approval, and shall procure financing for the purchase of the Acquired Assets, in the manner and by the dates set forth as follows:

(i)            Prior to or on the same day as the execution of this Agreement, Mi Gwang shall issue, deliver, or cause to be delivered, to the Contacts Parties either of the following:

(1)           a copy of an executed agreement between Mi Gwang and Daewoo Securities Company Ltd. (“Daewoo”), securing the necessary bonds with warrants against Mi Gwang securities a (“Bond With Warrant”) to obtain capital for the purchase of the Acquired Assets, in an amount acceptable to the Contacts Parties, in the Contacts Parties sole discretion.  Further, Mi Gwang shall provide to the Contacts Parties all documentation provided to potential investors from Daewoo, and all updates to such documentation, simultaneously with the delivery of such documentation to the potential investors; or

(2)           a letter addressed to the Contacts Parties, in form and substance acceptable to the Contacts Parties, from a financial institution(s) providing commercially reasonable assurances that Mi Gwang has, on deposit in readily available funds, sufficient capital for the purchase of the Acquired Assets.

(ii)           The board of directors of Mi Gwang shall have adopted resolutions authorizing the execution of this Agreement and the transactions contemplated hereby hereby prior to the execution of this Agreement, and shall make a public announcement as required by the Stock Market Commercial Regulation 19.

(iii)          Prior to Closing of this Agreement, the Bond With Warrant shall be issued.

(iv)          Prior to Closing, the registration rights of the Bond with Warrant shall be completed pursuant to Korean Commercial Law 514.

(d)           Operation of the Acquired Assets.  The Contacts Parties will not (i) engage in any practice, take any action, engage in any operations, or enter into any transaction outside the Ordinary Course of Business with respect to the Acquired Assets without the consent of Mi Gwang, except for the closing of the Plymouth Facilities and the winding up of the Plymouth, U.K. operations relating to Shayna and ClearLab UK, and (ii) engage in any sales transaction with a customer outside of the Ordinary Course of Business without the prior approval of Mi Gwang.  The production equipment which the Contacts Parties have transferred or will transfer to the Singapore Facility in conjunction with this Agreement shall be capable of operating in substantially the same manner as such equipment operated in Plymouth, UK.

(e)           Notice of Developments.  Each party will give prompt written notice to the other parties of any material adverse development causing a breach of any of its own respective representations and warranties in Section 3 and Section 4 above.  No disclosure by any party pursuant to this Section, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation or breach of warranty.

(f)            Operating Lease Agreement.  ClearLab UK has leased to ClearLab certain equipment pursuant to an operating lease agreement as set forth on Exhibit F hereto.

(g)           Assignment of Hydrogel License.  Prior to or upon Closing, the Contacts Parties will secure an assignment to Mi Gwang of all of Contacts’ rights and interests in that certain license with Hydrogel Vision Corp. pertaining to the United States market (the “Hydrogel License”) on essentially equivalent terms as Contacts currently has under the Hydrogel License.

(h)           Financial Information.  From the date all parties have executed this Agreement until the Closing, the Contacts Parties will provide to Mi Gwang, as soon as is commercially reasonable, monthly unaudited management prepared consolidated balance sheets and statements of income for ClearLab, ClearLab Europe, Shayna and ClearLab UK.

(i)            Access.  The Contacts Parties will permit representatives of Mi Gwang to have commercially reasonable access during regular business hours and upon reasonable prior written notice to the Contacts Parties, and in a manner so as not to interfere with the normal business operations of the Contacts Parties, to all of the Contacts Parties premises, properties, personnel, books, records, contracts, and documents which specifically pertain to the Acquired Assets.  Mi Gwang will treat and hold any information they receive from the Contacts Parties in the course of the reviews contemplated by this Section 5(i) as Confidential Information, will not use any of the Confidential Information except in connection with and pursuant to the terms of this Agreement, and, if this Agreement is terminated for any reason whatsoever, Mi Gwang will immediately return to the Contacts Parties, or destroy, all tangible embodiments (and all copies) of the Confidential Information that are in its possession.

(j)            Supply Agreement.  Prior to the Closing, Mi Gwang shall deliver to the Contacts Parties a Supply Agreement that shall allow the Contacts Parties or any Affiliate of the Contacts Parties to purchase directly from Mi Gwang, any Affiliate of Mi Gwang, or their successors or assigns, any and all current and future products manufactured by Mi Gwang that are sold in North America, whether or not such products come into the North American market directly or indirectly, [***].  The Supply Agreement shall provide, among other things, that Mi Gwang, any Affiliate of Mi Gwang, or their successors or assigns will not discriminate in any manner against the Contacts Parties or any Affiliate of the Contacts Parties regardless of whether or not the Contacts Parties or any Affiliate of the Contacts Parties are affiliated with any eye care prescribers by pricing, actual supply production or otherwise.  Further, the Supply Agreement shall provide that Mi Gwang shall, immediately upon written request from any of the Contacts parties, [***].  The Supply Agreement shall continue for [***] after Mi Gwang owns the Acquired Assets, or produce, manufacture or sale disposable contact lenses that enter North America directly or indirectly.  The Supply Agreement shall be assumed by, and the requirements of the Supply Agreement shall convey to, any subsequent purchaser of the Acquired Assets, its assets,

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

know-how, information, data or proprietary rights.  The Supply Agreement shall be substantially in form and substance as set forth on Exhibit G hereto.

(k)           Reimbursement Agreement.  Simultaneous with the Closing, the Contacts Parties shall enter into a Reimbursement Agreement in form and content as set forth on Exhibit D hereto, under which the Contacts Parties shall agree to reimburse Mi Gwang for those specific costs, liabilities, and obligations set forth on Exhibit D.

(l)            Repayment of Certain Debt and Capital Lease Obligations.  Prior to, upon, or immediately following the Closing, the Contacts Parties shall repay and terminate the existing debt and capital lease obligations of ClearLab International and ClearLab UK, as such obligations are particularly set forth in Exhibit E hereto.

(m)          Undertakings Relating to Leasehold Property.

(i)            On or before Closing, the Contacts Parties shall furnish the documents of title of the Leasehold Property to Mi Gwang.

(ii)           On or before Closing, the Contacts Parties shall: (a) discharge the outgoings of the Leasehold Property down to and including the Closing Date; (b) discharge all property tax, including surcharge, down to and including the Closing Date, whether the tax is levied or increased before, on or after Closing; and (c) discharge all rentals and all other monies, fees and interest payable to the Housing and Development Board of Singapore and quit rent in respect of the Leasehold Property down to and including the Closing Date.

(iii)          After the Closing, Mi Gwang will be entitled to all the rentals and profits.

(iv)          Where necessary, the Tax, payments, rentals and profits are to be apportioned between the Contacts Parties and Mi Gwang.

(v)           Subject to Clause 7(a)(vi), Mi Gwang is purchasing the Leasehold Property with full knowledge and notice of its actual state and condition as of the date all parties have executed this Agreement, and Mi Gwang shall not be entitled to raise any objection in respect thereof.

(n)           Non-Compete, Non-Solicitation.  Upon Closing, Mi Gwang covenants and agrees that it will enter into a Confidentiality and Non-Competition Agreement with the Contacts Parties, or any purchaser or rightful holder of any interest in or to the Flat Pack Technology, as applicable, in which Mi Gwang will agree as follows:

(i)            With respect to the “Flat Pack Patents” (as defined in Exhibit I hereto) Mi Gwang:

(1)           Will not, until the date of expiration of the last to expire of the Flat Pack Patents, directly or indirectly, practice, utilize, or infringe such patents or patent applications;

(2)           Will not, until the date of expiration of the last to expire of the Flat Pack Patents, allow any of its Affiliates, officers, directors, employees, stockholders, agents, contractors, or representatives, including but not limited to former ClearLab employees who become employees or consultants of the Mi Gwang, to directly or indirectly infringe, invalidate, or otherwise work around, develop, design, manufacture or sell any product utilizing such Flat Pack Patents; and

(ii)           For a period of two (2) years from the Closing Date, Mi Gwang will not directly or indirectly solicit former ClearLab Singapore employees who accept employment or consulting work with the purchaser of the Contacts Parties’ Flat Pack Technology to work for Mi Gwang.  The Confidentiality and Non-Competition Agreement shall be substantially in form and substance as set forth on Exhibit I hereto.

(o)           Exclusivity.  After this Agreement has been duly executed by all parties, none of the Contacts Parties nor their Affiliates will directly or indirectly, through any of their advisors, initiate, solicit, encourage or participate in any discussions or negotiations with, or provide any non-public information to, any Person concerning any potential competing offer for the sale, disposition or other transfer of all or any material portion of the Acquired Assets (a “Competing Offer”).  Further, Contacts shall promptly notify Mi Gwang of the receipt of any unsolicited Competing Offer which Contacts or its Affiliates may receive from any other Person relating to the acquisition of the Acquired Assets; provided, however, that Contacts, its Affiliates, and their directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require.  Notwithstanding anything to the contrary in this Agreement, Contacts shall be free to initiate, solicit, encourage or participate in any Competing Offer: (i) prior to the execution of this Agreement, and (ii) in the event Mi Gwang does not accomplish any one of those certain pre-closing conditions by the dates indicated in Section 5.

(p)           Lease of or Access to Singapore Facility Space.

(i)            Lease of Singapore Facility Space to the Contacts Parties.  At the option of and upon the request of the Contacts Parties, Mi Gwang shall enter into a lease with the Contacts Parties, which lease shall (a) allow the Contacts Parties to lease space on the fourth floor of the Singapore Facility sufficient to allow the Contacts Parties to continue to develop and manufacture Flat Pack Technology products; (b) last for a term of no more than twelve (12) months from the date of Closing; and (c) contain commercially reasonable terms, with a cost per square foot not to exceed the amount which the Contacts Parties paid for such space, on a pro-rated basis, immediately prior to Closing.

(ii)           Access to Singapore Facility Space.  Mi Gwang shall allow a purchaser of the Contacts Parties’ Flat Pack Technology to have commercially reasonable access, upon commercially reasonable notice, to the Singapore Facility to allow such purchaser to remove any purchased equipment pertaining to the Flat Pack Technology from the Singapore Facility, provided that any such purchaser shall reimburse Mi Gwang for the cost of repairing damages directly caused by such removal.  Such access shall continue for a period of sixty days after the closing of any such transaction.  Mi Gwang shall work with any such purchaser in a cooperative manner to facilitate removal of such equipment from the Singapore Facility in a manner which will minimize disruption to both parties.

(q)           Recent Financial Statements.  The Contacts Parties will provide Mi Gwang with an unaudited management prepared consolidated balance sheet and statement of income for ClearLab and the ClearLab EU Parties as of and for the month of April 2007 and for each subsequent month until Closing.  Such statements (without any notes thereto) will be prepared in accordance with U.S. GAAP on a consistent basis throughout the periods covered thereby, and will be substantially true, correct, and complete.

(r)            Employee Information. The Contacts Parties will provide Mi Gwang copies of all employment contracts of the employees of ClearLab and the ClearLab EU Parties who are under contract.

6.             Post-Closing Covenants.

  The parties agree as follows with respect to the period following the Closing:

(a)           General.  In case at any time after the Closing any further actions are necessary to carry out the purposes of this Agreement, each of the parties shall cooperate with each other and take such further actions (including the execution and delivery of such further instruments and documents as may be prudent or necessary to effect the transfer of the Acquired Assets to Mi Gwang) as the other party reasonably may request, all at the sole cost and expense of the requesting parties (unless the requesting party is entitled to indemnification therefor under Section 8 below).

(b)           Litigation Support.  In the event and for so long as any party actively is asserting, contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any person or entity other than a party to this Agreement in connection with (i) any transaction contemplated under this Agreement, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Acquired Assets, the other party will cooperate with the asserting, contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the asserting, contesting or defending party (unless the asserting, contesting or defending party is entitled to indemnification therefor under Section 8 below).

(c)           Transition.  Contacts will not take any action that is designed or intended to have the effect of discouraging any licensor, customer, supplier, or other business associate in connection with the Acquired Assets from maintaining the same business relationships with Mi Gwang after the Closing as it maintained with Contacts prior to the Closing.

(d)           Third Party Consents.  The Contacts Parties shall use their respective best efforts to procure, and assist Mi Gwang in procuring any Permits and Consent required in connection with the transactions contemplated by this Agreement and not procured prior to the Closing Date.

(e)           Financial and Operational Information.  From and after the Closing Date, for as long as either Contacts Party remains a shareholder of Mi Gwang, Mi Gwang shall provide to Contacts as soon as is commercially reasonable Mi Gwang’s quarterly management prepared balance sheet and statement of income, as well as any report related to the operations of Mi Gwang.

(f)            Access to Books, Records, and Personnel.  Mi Gwang shall provide the Contacts Parties with commercially reasonable access during regular business hours, upon a commercially reasonable request and upon commercially reasonable notice by the Contacts Parties, to Mi Gwang’s books, Information and Records, and personnel relating to this Agreement and to the transactions contemplated hereunder for the sole purpose of allowing the Contacts Parties to obtain information necessary to complete audits, tax returns, and other matters required by applicable laws and regulations

(g)           Dual-Use Know-How.  From and after the Closing Date, Mi Gwang covenants and agrees that it will not take any action that will have a Material Adverse Effect upon the know-how, information, data and proprietary rights of the Dual-Use Know-How.

(h)           Reimbursement for Preparation of Statutory Accounts.  From and after the Closing Date, the Contacts Parties shall reimburse Mi Gwang for the actual third party costs of maintaining statutory accounts and filing Tax Returns for ClearLab UK and for Shayna for fiscal year 2007, up to a maximum of U.S. $150,000.

(i)            Assignment of Non-Compete and Non-Solicitation Obligations.  Mi Gwang acknowledges that the Contacts Parties may, at their option, sell the Flat Pack Technology to a third party.  Mi Gwang agrees to consent to the assignment of its Confidentiality and Non-Competition obligations, as set forth in Section 5(n) and Exhibit I hereto, to any such purchaser of the Flat Pack Technology, which consent shall be substantially in the form set forth in Exhibit K hereto.

(j)            Guarantee.  MI GWANG CONTACT LENS CO., LTD., as primary obligor and not as surety, hereby unconditionally and irrevocably guarantees to the Contacts Parties the due and punctual payment, observance and performance of all of the obligations and covenants of CLEARLAB SG, PTE. LTD contained in this Agreement in accordance with its terms, and agrees to pay, observe and perform such guaranteed obligations when so due, on demand.  MI GWANG CONTACT LENS CO., LTD.agrees to pay any and all costs and expenses, including reasonable fees and disbursements of counsel, incurred by the Contacts Parties in enforcing any rights under this guarantee.  This guarantee is a continuing guarantee by MI GWANG CONTACT LENS CO., LTD. and shall remain in full force and effect until the guaranteed obligations have been discharged in full.

7.             Conditions to Obligations to Close.

(a)           Conditions to Mi Gwang’s Obligation.  The obligation of Mi Gwang to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of each of the following conditions:

(i)            the representations and warranties set forth in Section 3 and Schedule 5 shall be true, correct, and not misleading in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true, correct, and not misleading in all respects, subject to the above qualifiers, at and as of the Closing Date;

(ii)           the Contacts Parties shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case the Contacts Parties shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects, subject to the above qualifiers, through the Closing;

(iii)          there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

(iv)          the Contacts Parties and Mi Gwang shall have received, and there shall remain in full force and effect as of Closing, all material Consents that may be required for the proper and effective transfer of the Acquired Assets and the entry into and implementation of the terms of this Agreement, and all material permits, licenses, authorizations and approvals that may be required for the use and operation of the Acquired Assets as of and further to Closing as the same has been used and operated by the Contacts Parties, all on terms and conditions approved by Mi Gwang in its reasonable discretion; such Consents, permits, licenses, authorizations and approvals shall include the Consent of the Housing and Development Board of Singapore for the transfer of the Leasehold Interest to Mi Gwang; the issuance of the Certificate of Registration of Factory in favor of Mi Gwang for such part of the Leasehold Property to be used by Mi Gwang or any Person as factory or manufacturing facilities; and the issuance of the use and storage of hazardous materials permit in favor of Mi Gwang pursuant to the Environmental Pollution Control Act (Singapore Statutes);

(v)           Mi Gwang shall have received or will receive at Closing, all material Permits that are necessary to enable Mi Gwang to operate the Acquired Assets as currently conducted by the Contacts Parties (except for any concessions, Permits, licenses, authorizations, approvals, certificates, registrations and Consents as to which the failure to have would not reasonably be expected to have a Material Adverse Effect) and such Permits are attached as set forth in Schedule 1 hereto.  The Contacts Parties shall transfer, assign, and deliver to Mi Gwang at the Closing all of the Permits which may be transferred and assigned;

(vi)          Mi Gwang (or its solicitors) shall have received replies in respect of all legal requisitions made relating to the Leasehold Property (for the purpose of this condition, “legal requisitions” shall mean the formal enquiries usually sent to the Urban Redevelopment Authority, Public Works Department, Ministry of the Environment, Inland Revenue Authority of Singapore, Land Transport Authority and shall include the Road and Drainage Interpretation Plans), and there has been no encroachment whatsoever or acquisition or notice(s) of intended acquisition by any government or any other competent authority affecting the Leasehold Property in whole or in part;

(vii)         Mi Gwang shall have received a duly executed assignment/transfer by ClearLab to Mi Gwang of the Leasehold Interest, which assignment/transfer shall be in substantially the form attached hereto as Exhibit H, which form shall be prepared by Mi Gwang’s counsel in Singapore, subject to such further amendments or modifications as may be necessary to meet such additional requirements of, or to incorporate such terms and conditions as may be imposed by, the relevant Authority; and

(viii)        all actions to be taken by Contacts in connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby (including those set forth in Section 2(f)) will be reasonably satisfactory in form and substance to Mi Gwang.

Mi Gwang may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

(b)           Conditions to Contacts’ Obligation.  The obligation of the Contacts Parties to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(i)            The Board of Directors of Mi Gwang shall have approved this Agreement and the transactions contemplated hereby and evidence thereof shall have been provided to Contacts;

(ii)           The representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects, subject to the above qualifiers, at and as of the Closing Date;

(iii)          The Mi Gwang Shares shall be duly authorized, validly issued, validly registered, duly paid and non-assessable and free of all liens and encumbrances, except for applicable securities law restrictions, and shall be subject to restrictions on their sale or transfer as follows:  For a period of one (1) year after the Closing Date, all of the Mi Gwang Shares shall be subject to a sale or transfer restriction.  For a period of eighteen (18) months after the Closing Date, $500,000 of the Mi Gwang Shares (as determined according to value as of the Closing Date) shall be subject to a sale or transfer restriction.  From the day after the one-year anniversary of the Closing Date, the Contacts Parties shall have the right to sell, transfer, encumber, or otherwise dispose of up to Six Million U.S. Dollars ($6,000,000) of the Mi Gwang Shares (as determined according to value as of the Closing Date).  Upon the Business Day following the eighteenth (18th) month after the Closing Date, the Contacts Parties shall have the right to sell, transfer, encumber, or otherwise dispose of the balance of the Mi Gwang Shares;

(iv)          Mi Gwang shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” and “Material Adverse Effect,” in which case Mi Gwang shall have performed and complied with all of such covenants in all respects, subject to the above qualifiers, through the Closing;

(v)           There shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement; and

(vi)          All actions to be taken by Mi Gwang in connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby (including those set forth in Section 2(f)) will be reasonably satisfactory in form and substance to Contacts.

Contacts may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

8.             Remedies for Breaches of this Agreement.

(a)           Survival of Representations and Warranties.  All of the representations and warranties of Mi Gwang and the Contacts Parties contained in this Agreement and in the attached Schedule 5 shall survive and continue in full force and effect for a period of twelve (12) months after the Closing Date (unless the damaged party knew of any misrepresentation or breach of warranty or covenant at the time of Closing) (the “Survival Period”), subject to prior expiration pursuant to this Agreement or any applicable statutes of limitations.

(b)           Indemnification Provisions for Mi Gwang’s Benefit.  The Contacts Parties, jointly and severally, agree to indemnify Mi Gwang, and each of its Affiliates, and their respective officers, directors, employees, stockholders, representatives and agents against, and they agree to hold it and them harmless from, any and all Losses incurred or suffered (i) by Mi Gwang or any of their Affiliates (or any combination thereof), and their respective officers, directors, employees, representatives and agents arising out of any breach of or any inaccuracy in

(or any alleged breach made by a Person other than Mi Gwang of or inaccuracy in) any representation or warranty made by the Contacts Parties, prior to Closing and related to ClearLab International Pte. Ltd., ClearLab Europe, Shayna, or ClearLab UK; (ii) by Mi Gwang arising out of the Retained Liabilities; or (iii) arising out of the ongoing operation of ClearLab Europe, Shayna, or ClearLab UK, but only to the extent that the facts and circumstances giving rise to such Losses (x) existed during the time that such parties were Affiliates of Contacts; (y) existed prior to the Closing Date; and (z) were not disclosed to Mi Gwang prior to the Closing.

(b)           Indemnification Provisions for Contacts’ Benefit.  Mi Gwang agrees to indemnify each of the Contacts Parties and each of their Affiliates, and their respective officers, directors, employees, representatives and agents against, and agrees to hold it and them harmless from, any and all Losses incurred or suffered by them (or any combination thereof) arising out of any of the following: (a) any breach of or any inaccuracy in (or any alleged breach of or inaccuracy in) any representation or warranty made Mi Gwang pursuant to this Agreement, any contract contemplated hereby, any document or certificate relating hereto or thereto; (b) any breach of or failure by Mi Gwang to perform (or alleged breach of or failure by Mi Gwang to perform) any covenant or obligation of Mi Gwang set out in this Agreement, any contract contemplated hereby, any document or certificate relating hereto or thereto.

(c)           Matters Involving Third Parties.

(i)            If any third party (a “Third Party”) notifies any party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any of the other parties (the “Indemnifying Party”) under this Section 8, then the Indemnified Party shall promptly (and in any event within five (5) Business Days after receiving notice of the Third-Party Claim) notify the Indemnifying Party thereof in writing.

(ii)           The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party.

(iii)          Unless and until the Indemnifying Party assumes the defense of the Third-Party Claim as provided in Section 8(d)(ii) above, however, the Indemnified Party may defend against the Third-Party Claim in any manner it may reasonably deem appropriate.

(iv)          In no event will the Indemnified Party consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld).

(d)           Determination of Indemnification Amount.  In the event that any indemnitee believes that it is entitled to claim indemnification from any indemnitor under this Section 8, and if the amount of such Claim is not set forth in this Agreement or is otherwise uncertain, the indemnitee shall notify the indemnitor of such Claim, the amount or estimated amount thereof and the basis for such Claim (which will be described in reasonable detail).  Mi Gwang and Contacts, on its behalf and that of the Contacts Parties, acting as the indemnitor and the indemnitee, as the case may be, will proceed, in good faith, and using reasonable efforts, to agree on the amount of such indemnification Claim.  If the indemnitor does not dispute the indemnification Claim, then the Losses specified in such notice will be conclusively deemed a liability of the indemnitor and the indemnitor shall pay the amount of such Loss to the indemnitee on demand.  If they are unable to agree on the amount of such indemnification Claim within 30 days after such notice, (i)  if such indemnification Claim arises out of a claim by an Authority or Third Party, then the amount of such indemnification claim will be determined pursuant to a final judgment or settlement or compromise thereof, or (ii) if such indemnification Claim does not arise out of such a Third Party Claim, then the indemnification Claim will finally settled in accordance with Section 10(a) hereof.  The determination of the amount of any indemnification Claim pursuant to this Section 8 will be final, binding and conclusive, and the indemnitee(s), upon final determination of the amount of the indemnification Claim will be paid, by the indemnitor(s), within ten (10) business days of such final determination, the full amount, in cash, of such indemnification Claim, as finally determined, and will be entitled to apply to any court of authority of competent jurisdiction for enforcement of such payment (the fees and expenses of such enforcement, if necessary, to be borne by the indemnitors).

(e)           Limitations on Indemnification Obligations.  Notwithstanding the provisions of this Section 8, none of the parties shall be obligated to indemnify or pay damages to any other party or parties, as the case may be, from and against any Losses arising from or related to this Agreement to the extent that such Losses arise from or related to this Agreement exceed [***] of the Purchase Price; provided, however, that (i) any claims brought by a party against another party or parties for fraud or willful misconduct shall not be subject to the foregoing limitations; and (ii) the Contacts Parties’ indemnification obligations pursuant to this Section 8 shall exist only to the extent that, at the time of an indemnification Claim by Mi Gwang, the Contacts Parties own Mi Gwang Shares which have a market value equal to or in excess of [***].  Any indemnification funds to be provided or paid by the Contacts Parties pursuant to the provisions of this Section 8 shall come only from the sale or transfer of the Mi Gwang Shares, and the Contacts Parties shall, never, under any circumstances, have any obligation to pay any indemnification Claim by Mi Gwang in excess of the market value of the Mi Gwang Shares owned by the Contacts Parties.  Furthermore, notwithstanding the provisions of this Section 8, none of the parties shall be obligated to indemnify or pay damages to any other party or parties, as the case may be, from and against any Losses arising from or related to this Agreement to the extent that such Losses arising from or related to this Agreement do not cumulatively exceed One Hundred Thousand U.S. Dollars ($100,000); provided, however, that this limitation shall not be applicable to any cost, liability or obligation of the Contacts Parties expressly assumed by the Contacts Parties pursuant to that certain Reimbursement Agreement in form and content as set forth on Exhibit D hereto.

(f)            Exclusive Remedy/Disclaimer.  Mi Gwang and the Contacts Parties acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the

[***] designates portions of this document that have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

exclusive remedy of Mi Gwang and the Contacts Parties with respect to the transactions contemplated by this Agreement.  Under no circumstances shall either party be liable with respect to its obligations under this agreement or otherwise for any consequential, exemplary, incidental, or punitive damages, even if such party has been advised of the possibility of such damages.

9.             Termination.

(a)           Term and Termination of Agreement.  The term of this Agreement shall commence upon the execution and delivery of this Agreement by the parties and shall continue through the satisfaction of Mi Gwang’s obligations pursuant to Section 2 hereof.  Certain of the parties may terminate this Agreement as provided below:

(i)            Mi Gwang and the Contacts Parties may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii)           Mi Gwang may terminate this Agreement by giving written notice to the Contacts Parties at any time prior to the Closing in the event (A) Contacts has within the then previous ten (10) Business Days given Mi Gwang any notice pursuant to Section 5(e) above, and (B) the development that is the subject of the notice has had a Material Adverse Effect;

(iii)          Mi Gwang may terminate this Agreement by giving written notice to Contacts at any time prior to the Closing (A) in the event the Contacts Parties have breached any material representation, warranty or covenant contained in this Agreement in any material respect, Mi Gwang has notified the Contacts Parties of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (B) if the Closing shall not have occurred on or before June 30, 2007, by reason of the failure of any condition precedent under Section 7(a) hereof (unless the failure results primarily from Mi Gwang itself breaching any representation, warranty or covenant contained in this Agreement); and

(iv)          the Contacts Parties may terminate this Agreement by giving written notice to Mi Gwang at any time prior to the Closing (A) in the event Mi Gwang has breached any material representation, warranty or covenant contained in this Agreement in any material respect, the Contacts Parties have notified Mi Gwang of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, provided, however, that no such cure period shall be applicable if Mi Gwang has failed to accomplish its pre-closing conditions by the dates indicated in Section 5, or (B) if the Closing shall not have occurred on or before June 30, 2007, by reason of the failure of any condition precedent under Section 7(b) hereof (unless the failure results primarily from Contacts itself breaching any representation, warranty, or covenant contained in this Agreement). In the event the Contacts Parties have cause to terminate this Agreement prior to Closing, but elect not to do so, the Contacts Parties shall be free to initiate, solicit, encourage or participate in any Competing Offer.

(b)           Effect of Termination.  If any party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to the other party (except for any liability of any party then in breach).

(c)           Break-up Fee.  The Contacts Parties and Mi Gwang have each deposited One Million U.S. Dollars (U.S. $1,000,000.00) (“the Escrow Funds”) into an escrow arrangement, the terms of which are as set forth on Exhibit J hereto.  Upon Closing, (i) the Escrow Funds deposited by the Contacts Parties shall be returned to the Contacts Parties, and (ii) the Escrow Funds deposited by Mi Gwang shall be released to the Contacts Parties and shall be included in that portion of the purchase price referenced in Section 2(c)(i) of this Agreement.  The parties understand and intend for such escrow arrangements to provide that, notwithstanding anything to the contrary in this Agreement, (iii) in the event that this transaction does not close on or prior to the Closing Date for any reason not attributable to a breach by the Contacts Parties of any material representations, warranties or covenants hereunder, then the Escrow Funds deposited by Mi Gwang shall be released to the Contacts Parties, and (iv) in the event the Contacts parties decide to terminate the transaction prior to the Closing Date for any reason not attributable to a breach by Mi Gwang of any material representations, warranties or covenants hereunder, then the Escrow Funds deposited by the Contacts Parties shall be released to Mi Gwang.  The escrow arrangement described above shall in no way affect the parties’ additional rights and remedies under this Agreement.

10.           Miscellaneous.

(a)           Mediation and Arbitration.

(i)            The parties hereto shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation.  If the matter cannot be resolved in the normal course of business, either the Contacts Parties or Mi Gwang shall give to the other party written notice of any such dispute not resolved, after which the dispute shall be referred to the principal executive officers of Contacts and Mi Gwang, respectively, or their designees, who shall attempt to resolve the dispute.  If the dispute has not been resolved by negotiation within forty-five (45) days of the written notice, either the Contacts Parties or Mi Gwang may submit such dispute for arbitration in accordance with Section 10(a)(ii).

(ii)           Any controversy or claim arising out of or relating to this Agreement or the validity, inducement, or breach thereof that cannot be settled in accordance with Section 10(a)(i), shall be exclusively settled by binding arbitration before a single arbitrator in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce (“ICC”) then pertaining, except where those rules conflict with this provision, in which case this provision controls.  The parties hereby consent to the jurisdiction of the applicable court for the jurisdiction in which the prevailing party to the arbitration is domiciled for the enforcement of this provision and the entry of judgment on any award rendered hereunder.  Should such court for any reason lack jurisdiction, any court with jurisdiction shall enforce this clause and enter judgment on any award.  The arbitration shall be held in Los Angeles, California, U.S.A., and in rendering the award the arbitrator must apply the substantive law of the State of Delaware, U.S.A. (except where that law conflicts with this clause).  The arbitrator shall be neutral, independent, disinterested, impartial and shall abide by The Code of Ethics for Arbitrators in Commercial Disputes approved by the ICC.  Within forty-five (45) days of initiation of arbitration, the parties shall reach agreement upon an arbitrator; and in the event of their failure to do so, the ICC Court will be called upon to select the arbitrator who shall implement the arbitration in accordance with ICC Rules except as the parties and the arbitrator otherwise agree in writing.  Each party has the right before or, if the arbitrator cannot hear the matter within an acceptable period, during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo or preserve the subject matter of the arbitration.  THE ARBITRATOR SHALL NOT AWARD ANY PARTY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES, AND EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO SEEK SUCH DAMAGES.

(b)           Force Majeure.  Any delays in or failures of performance by a party under this Agreement shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the party affected, including but not limited to:  Acts of God; acts, regulations, or laws of any government; strikes or other concerted acts of workers; fires; floods; explosions; riots; wars; acts of terrorism; rebellions; and sabotage; and any time for performance hereunder shall be extended by the actual time of delay caused by such occurrence, provided the party claiming such excuse shall have promptly notified the other parties of the existence, nature, duration and other details of such cause and shall at all times use its reasonable efforts consistent with its normal business practices to resume and complete performance.  If any party anticipates that a Force Majeure may occur, that parties shall notify the other parties immediately and explain the nature, details and expected duration thereof.

(c)           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns.  This Agreement, or any of the rights and obligations created herein, shall not be assigned or transferred, in whole or in part, by a party without the prior written consent of the other parties, which consent shall not be unreasonably withheld.  Any attempted assignment or transfer of such rights or obligations without such consent, except as provided herein, shall be void.

(d)           No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than Mi Gwang and the Contacts Parties and their respective successors and permitted assigns and sublicensees.

(e)           Waiver.  The waiver by a party, whether express or implied, of any provisions of this Agreement, or of any breach or default of a party, shall not be construed to be a continuing waiver of such provision, or of any succeeding breach or default, or a waiver of any other provisions of this Agreement.

(f)            Governing Law.  All matters affecting the interpretation, validity, and performance of this Agreement shall be governed by the laws of the State of Delaware, U.S.A., without regard to its choice or conflict of law principles.

(g)           Unenforceable Provisions.  Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.  The parties shall replace such ineffective provision for such jurisdiction with a valid and enforceable provision which most closely approaches the idea, intent, and purpose of this Agreement, and in particular, the provision to be replaced.

(h)           Relationship Between the Parties.  Each of the parties hereto are independent contractors to the other parties and shall not be deemed to be partners, joint venturers or each other’s agents, and neither shall have the right to act on behalf of the other except as may be expressly agreed to in advance and in writing.

(i)            Entire Agreement; Amendments.  It is the mutual desire and intent of the parties to provide certainty as to their future rights and remedies against each other by defining the extent of their mutual undertakings as provided herein.  The parties have in this Agreement incorporated all representations, warranties, covenants, commitments and understandings on which they have relied in entering into this Agreement and, except as provided for herein, no party has made any covenant or other commitment to the other concerning its future action.  Accordingly, this Agreement (including the schedules attached hereto) (i) constitutes the entire agreement and understanding between the parties with respect to the matters contained herein, and there are no promises, representations, conditions, provisions or terms related thereto other than those set forth in this Agreement, and (ii) supersedes all previous understandings, agreements and representations between the parties, written or oral relating to the subject matter hereof.  The parties may from time to time during the continuance of this Agreement modify, vary or alter any of the provisions of this Agreement, but only by written agreement of all parties.

(j)            Further Action.  The parties hereto agree to execute and deliver all documents, provide all information and take or forbear from all such action, as may be necessary or appropriate, to achieve the purposes of this Agreement.

(k)           Notices.  All communications, reports, payments, and notices required by this Agreement shall be addressed to the parties at their respective addresses set forth below or to such other address as requested by a party by notice in writing to the other parties.

If to either of the Contacts Parties:

1-800 CONTACTS, INC.
Attention:	R. Joe Zeidner, Esq.
General Counsel
66 East Wadsworth Park Drive
Draper, Utah 84020 USA

With copies to:

David R. Rudd, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
201 South Main Street, Suite 600
Salt Lake City, Utah 84111

If to Mi Gwang:

Dr. Jonggu Park
116-2, Hyeopseok-ri. Namcheon-myeon, -
Gyeongsan-si, Gyeongsangbuk-do,
Korea

With copies to:

Adrian Chan / Keith Ng
Lee & Lee
168 Robinson Road
#25-01 Capital Tower
Singapore 068912

All such notices, reports, payments, and communications shall be made by reputable international courier (such as FedEx, DHL, etc.) and shall be considered made as of the earlier of actual receipt of the notice or four (4) Business Days after the date of delivery of such notice to a courier.  A party may change the name of the person entitled to notice hereunder, or his or her address, upon prior written notice to all persons or entitles entitled to notice hereunder.

(l)            Notice of Possible Delays.  Whenever any party has knowledge that any actual or potential condition is delaying or threatens to delay the timely performance of this Agreement, such party shall immediately give notice thereof, including all relevant information with respect thereto, to the other party, and shall identify in detail the steps being taken to remedy the condition and when such remedy is anticipated to be completed and delivery accomplished.

(m)          Public Announcements.  All press releases and other public disclosures concerning the transactions contemplated hereby from and after the date hereof may only be made by Mi Gwang and Contacts, respectively, and such disclosures will be subject to review and approval by Mi Gwang and Contacts, respectively, such approval not to be unreasonably withheld; provided, that to the extent a party shall be required to make an announcement pursuant to the laws of its home jurisdiction or any jurisdiction in which any of its securities quotation system on which such securities are traded, it shall be permitted to do so without notice to the other party even if it has not obtained the approval of the other party, provided that such party strictly limits such announcement or filing to the minimum disclosure required by law or such rules.  The other party may then also make an announcement containing the same information only.

(n)           Confidentiality.  The Contacts Parties shall regard as highly confidential all Confidential Information, and shall not, without prior, express, and written approval, make any oral or written disclosures of the Confidential Information to any other party for a period of ten (10) years after the Closing Date.

(o)           Transaction Fees.  Mi Gwang and the Contacts Parties shall be responsible for their own fees and expenses in undertaking the transactions contemplated by this Agreement, including their own legal, corporate advisory, accounting and other fees in connection with the transactions contemplated by this Agreement.

(p)           Headings.  All headings in this Agreement are for convenience only and shall not affect the meaning of any provision hereof.

(q)           Incorporation of Exhibits and Schedules.  The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(r)            Counterparts and Facsimile Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.  This Agreement shall be binding upon receipt by Mi Gwang and by the Contacts Parties of facsimile signatures.

[Signatures appear on following page.]

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written on this Agreement.

1-800 CONTACTS, INC.		MI GWANG CONTACT LENS CO., LTD.

/s/ Jonathan C. Coon		/s/ Jonggu Park
Name:	Jonathan C. Coon	Name:	Dr. Jonggu Park
Title:	CEO	Title:	President & CEO

CLEARLAB INTERNATIONAL, PTE. LTD.		CLEARLAB SG, PTE. LTD

/s/ Joe Zeidner		/s/ Hae Kyeung Park
Name:	Joe Zeidner	Name:	Hae Kyeung Park
Title:	Director	Title:	Director